UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Meadow Valley Corporation ----------------------------------------------------------------------------------------------------------------------------------------------------- (Name of Issuer)

Common Stock, $0.001 par value
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(Title of Class of Securities)

583185103 ----------------------------------------------------------------------------------------- (CUSIP Number)

Steven Hill, 4005 Industrial Road, Las Vegas, Nevada 89103, Telephone 702-893-6557
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-----------------------------------------------------------------------------------------------------------------------------------------------------
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           SCHEDULE 13D
CUSIP No.	296016 10 8	Page	2	of	7	Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silver State Materials Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 228,400 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 228,400 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,400 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

                                                           SCHEDULE 13D
CUSIP No.	296016 10 8	Page	3	of	7	Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus W. Spurlino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,800 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 47,800 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) IA

Item 1.         Security and Issuer

        This Schedule 13D ("Schedule 13D") relates to the common stock, $.001 par value of Meadow Valley Corporation, a Nevada corporation ("MVC"). The principal offices of MVC are located at 4411 South 40th Street, Suite D-11, Phoenix, Arizona 85040. The Reporting Persons (as defined in Item 2 below) are filing this Schedule 13D to report their beneficial ownership of more than five percent (5%) of the outstanding common stock of MVC as of September 19, 2000.

Item 2.        Identity and Background

        This Schedule 13D is being filed on behalf of Silver State Materials Corp., a Nevada corporation ("SSMC") and Cyrus W. Spurlino, an individual (together with SSMC, the "Reporting Persons"). The business address of the Reporting Persons is 4005 Industrial Road, Las Vegas, Nevada 89103. SSMC is in the business of concrete and aggregate supply. Mr. Spurlino serves as Chairman of SSMC and is a principal stockholder of SSMC. Mr. Spurlino is a citizen of the United States of America.

        During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

        As of the date hereof, SSMC has acquired 228,400 shares of MVC common stock for an aggregate purchase price of $606,209.38 and Mr. Spurlino has acquired 47,800 shares of MVC common stock for an aggregate purchase price of $147,329.55. The shares of MVC common stock acquired by SSMC were purchased as follows:

Date	Shares	Price Per Share	Total Purchase Price	Date	Shares	Price Per Share	Total Purchase Price
August 14, 2000	1,100	$2.31	$ 2,543.75	September 12, 2000	1,100	$2.75	$ 3,025.00
August 14, 2000	4,000	2.25	9,000.00	September 12, 2000	1,000	2.63	2,625.00
August 14, 2000	13,500	2.38	32,062.50	September 12, 2000	2,000	2.50	5,000.00
August 15, 2000	87,000	2.50	217,500.00	September 12, 2000	2,000	2.56	5,125.00
August 15, 2000	5,000	2.56	12,812.50	September 12, 2000	1,100	2.69	2,956.25
August 17, 2000	2,000	2.56	5,125.00	September 12, 2000	1,100	2.81	3,093.75
August 21, 2000	1,000	2.63	2,625.00	September 12, 2000	19,400	3.00	58,200.00
August 22, 2000	1,200	2.75	3,300.00	September 13, 2000	2,000	2.88	5,750.00
August 22, 2000	2,800	2.81	7,875.00	September 13, 2000	8,000	3.00	24,000.00
August 22, 2000	3,700	2.88	10,637.50	September 14, 2000	8,000	3.00	24,000.00
August 22, 2000	1,900	3.00	5,700.00	September 15, 2000	3,000	3.00	9,000.00
August 28, 2000	3,000	2.75	8,250.00	September 18, 2000	1,100	3.03	3,334.38
August 30, 2000	3,000	2.75	8,250.00	September 18, 2000	3,900	3.06	11,943.75
September 11, 2000	12,100	2.44	29,493.75	September 18, 2000	6,500	3.13	20,312.50
September 11, 2000	16,100	2.50	40,250.00	September 19, 2000	1,100	3.19	3,506.25
September 11, 2000	3,800	2.56	9,737.50	September 19, 2000	5,900	3.25	19,175.00
Total	161,200
$405,162.50
				Total	67,200		$201,046.88

4

        The shares of MVC common stock acquired by Mr. Spurlino were purchased as follows:

Date	Shares	Price Per Share	Total Purchase Price	Date	Shares	Price Per Share	Total Purchase Price
November 4, 1997	1,000	6.44	6,438.00	July 19, 2000	200	3.35	669.95
September 10, 1999	1,000	4.02	4,019.95	July 21, 2000	600	3.35	2,007.45
April 20, 2000	5,000	3.88	19,394.95	July 28, 2000	1,000	3.02	3,019.95
May 15, 2000	2,000	3.95	7,894.95	August 7, 2000	1,000	2.52	2,519.95
May 16, 2020	2,000	3.95	7,894.95	August 8, 2000	2,000	2.51	5,019.95
May 16, 2000	1,000	3.96	3,957.45	August 8, 2000	1,000	2.52	2,519.95
May 17, 2000	2,000	3.95	7,894.95	August 15, 2000	8,000	2.50	20,019.95
June 23, 2000	1,000	3.83	3,832.45	August 15, 2000	6,000	2.50	15,019.95
July 3, 2000	1,000	3.39	3,394.95	August 15, 2000	5,000	2.50	12,519.95
July 5, 2000	2,000	3.38	6,769.95	August 15, 2000	5,000	2.50	12,519.95
Total	18,000		$71,492.55	Total	29,800		$75,837.00

        All such purchases were made through open market transactions by the Reporting Persons with the funds for such purchases from the respective cash on-hand of the Reporting Persons.

Item 4.         Purpose of Transaction

        The Reporting Persons have acquired their respective shares of MVC's common stock for investment purposes and in the ordinary course of business. None of the Reporting Persons nor has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons intends to review on a continuing basis its investment in MVC, including MVC's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of MVC's common stock or dispose of shares of MVC's common stock, in the open market, in privately negotiated transactions or otherwise.

Item 5.         Interest in Securities of the Issuer

        a-b.         Aggregate Beneficial Ownership.

	SSMC		Cyrus W. Spurlino		Total
	Presently Owned	%	Presently Owned	%	Presently Owned	%
Sole Voting Power	228,400	6.4%	47,800	1.3%	276,200	7.8%
Shared Voting Power	0	0.0%	0	0.0%	0	0.0%
Sole Dispositive Power	228,400	6.4%	47,800	1.3%	276,200	6.4%
Shared Dispositive Power	0	0.0%	0	0.0%	0	0.0%
Total Beneficial Ownership	228,400	6.4%	47,800	1.3%	276,200	7.8%

5

        If the Reporting Persons are deemed to constitute a group, the 276,200 shares of MVC's common stock held by the Reporting Persons would represent approximately 7.8% of the total number of outstanding shares of MVC's common stock. Although SSMC disclaims beneficial ownership of the shares of MVC's common stock held by Mr. Spurlino, Mr. Spurlino will be deemed to beneficially own the shares of MVC's common stock held by SSMC since Mr. Spurlino serves as Chairman of SSMC.

        These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of MVC's common stock outstanding as of July 29, 2000, as reported by MVC in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2000.

        c.         Recent Transactions. Except as set forth above, none of the Reporting Persons has effected any transactions in shares of MVC's common stock during the preceding sixty (60) days.

        d.         Not applicable.

        e.         Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                Not applicable.

Item 7.         Material to be Filed as Exhibits

                Not applicable.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver State Materials Corp., a Nevada corporation
Dated:
September 20, 2000

By:

/s/ Steven Hill --------------------------------------------------- Steven Hill, President

Cyrus W. Spurlino, an individual
Dated:
September 20, 2000

By:

/s/ Cyrus W. Spurlino --------------------------------------------------- Cyrus W. Spurlino, an individual

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